January 13, 2014

VIA EDGAR CORRESPONDENCE

Ms. Catherine Courtney Gordon

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	RidgeWorth Funds
File Nos. 033-45671, 811-06557

Dear Ms. Gordon:

Thank you for the time you spent speaking with Ms. van den Toorn and Mr. O’Donnell on Wednesday afternoon. It was greatly appreciated. I am responding to comments from the staff of the Division of Investment Management regarding the preliminary proxy filing and related exhibits for RidgeWorth Funds, which we received during the call of January 8, 2014. Please recall that these materials were filed on Schedule 14A via EDGAR on December 30, 2013.

1. Comment: The letter to shareholders, which is part of this submission, contains the following statement: “On December 11, 2013, employees of the Adviser, in partnership with affiliated investment funds of Lightyear Capital, a private equity firm, announced that they have entered into an agreement to acquire all outstanding equity shares of the Adviser from SunTrust Banks, Inc. for a potential price of up to $265 million.” Please clarify whether Lightyear will acquire outstanding voting shares. Also, please include a more substantive description of Lightyear.

Response: The requested changes have been made.

2. Comment: The section of the proxy statement describing Proposal 1 includes tables containing information regarding the Trustees. Please change the header “Other Directorships Held” to read “Other Directorships Held in the Past 5 Years.”

Response: The requested change has been made.

3. Comment: Please use the dollar ranges specified in Item 22 of Schedule 14A for the Ownership of Fund Shares table under Proposal 1.

Response: The Registrant has used the dollar ranges specified.

4. Comment: In the section of the proxy statement describing Proposal 2, it states that the Board approved and recommends that shareholders approve the proposed amendment to the Declaration of Trust. Item 19 of Schedule 14A states that, “[i]f action is to be taken with respect to any amendment of the registrant’s charter, bylaws or other documents as to which information is not required above, state briefly the reasons for and the general effect of such amendment.” Please make an affirmative statement of the rights which shareholders will lose, if applicable.

Response: Additional disclosure has been added.

5. In the second paragraph under “What is Proposal 2”, in the second sentence, “(ii) any amendment having the effect of materially decreasing the right of shareholders in regard to liability and indemnification,” please define or delete the word “materially.”

Response: The requested change has been made.

6. Comment: In the section of the proxy statement describing Proposals 4-9, under “What Impact, if any, Will the New Agreements Have on the Portfolio Management Services Currently Being Provided to the Funds?”, are there any downsides of this transaction? If so, please disclose.

Response: We perceive no downsides to the consummation of this transaction.

7. Comment: In the section of the proxy statement describing Proposals 4-9, under “What Factors Were Considered by the Board of Trustees”, please add the factors which the Board considered with regard to Lightyear.

Response: The requested information has been added.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this proxy statement and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this proxy statement does not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me directly at (404) 845-7622 with any questions or concerns.

Sincerely,

RidgeWorth Funds, by

/s/ Julia R. Short

Julia R. Short, its President and CEO

cc:	J. O’Donnell
F. Hayes